January 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:	Aberdeen Standard Global Infrastructure Public Private Income Fund
File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Public Private Income Fund (the “Fund” or the “Registrant”), we are writing to respond to the comments that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in writing to Katherine Corey on December 11, 2019, relating to the Fund’s initial registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”), which was filed on November 15, 2019.

For your convenience, the Staff’s written comments have been copied below. The Registrant’s responses are set out immediately under each of the Staff’s comments. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECUS

Cover page

1.	The second sentence under “Investment Objective” states that the Fund’s investment objective is to seek to provide a high level of total return with an emphasis on current distributions. Because the Fund’s name includes the word “income” and as “distributions” can include items that are not income (e.g., returns of capital), please revise the investment objective to emphasize the achievement of current income. See Frequently Asked Questions about Rule 35d-1, Question 9.

Response: The Registrant will revise its investment objective to read as follows:

“to seek to provide a high level of total return with an emphasis on current income”.

2.	The second sentence under “Investment Strategies” states that, under normal conditions, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) will be invested in U.S. and non-U.S. infrastructure-related issuers. Please revise this 80% investment policy to also reflect the type of investments suggested by the words “Public” and “Private” in the Fund’s name. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”). Also, please explain to us how it is appropriate to include the word “Private” in the Fund’s name at launch when, as disclosed on page 7, the Fund expects to fully invest the net proceeds of the offering in an initial portfolio of primarily publicly listed investments within one month after the closing but will only reinvest some portion of this initial portfolio into Private Infrastructure Opportunities over a period of 24 months after the closing of the offering.

Response: The Fund respectfully submits that the terms “public” and “private” in its name does not refer to a specific type of investment or investments (e.g., stock, bond, equity, debt, small-cap, etc.), but rather to the method through which various investments are offered. Accordingly, the Fund does not believe that the terms “public” and “private” in its name implicate Rule 35d-1 under the 1940 Act.

The Fund also believes that it is appropriate to include the term “private” in its name at Fund launch, as the Fund’s investment strategy will seek to invest in private investments under normal circumstances. The Fund will, however, add disclosure to its investment strategy noting that appropriate investments in Private Infrastructure Opportunities may not be immediately available after Fund launch. Please see the response to comment 3 below for more detail.

3.	The second bullet point in the third to last paragraph under “Investment Strategies” describes “Private/Direct Infrastructure Investments”. The last sentence of this bullet point states that the Fund currently intends to invest up to 25% of its total assets in Private Infrastructure Opportunities. Inasmuch as the Fund’s name includes the words “Public” and “Private”, please disclose the minimum amount of the Fund’s assets that will be invested, under normal circumstances, in each of public infrastructure investments and Private Infrastructure Opportunities. We may have more comments after reviewing your response.

Response: The Registrant intends, under normal circumstances, to invest at least 60% of its assets, and typically 75%, in public infrastructure investments and at least 10%-25% of its assets in private/direct infrastructure investments. If, due to market conditions, private/direct infrastructure investments are scarce, or if necessary for liquidity purposes, the Fund may depart from its policy to invest a minimum of 10% of its assets invested in private/direct infrastructure investments. To clarify, the Registrant will modify the disclosure in bullet points 1 and 2 under “Investment Strategies” to read as follows:

•	Public Infrastructure Investments. The Fund will, under normal circumstances, invest at least 60%, and generally expects to invest approximately 75%, of its total assets in listed equity securities of infrastructure-related issuers. Equity securities in which the Fund intends to invest include primarily common stocks, preferred stocks and depositary receipts. The Fund may invest in securities of issuers of any market capitalization.

2

•	Private/Direct Infrastructure Investments. The Fund will make direct investments in infrastructure assets through private transactions, which may include investments alongside other funds or accounts advised by the Adviser or its affiliates in certain infrastructure assets (“Co-Investment Opportunities”). A “private transaction” means an investment in infrastructure assets directly or through the purchase of securities issued by a sponsor vehicle, including equity securities, warrants, bank or other indebtedness, conversion privileges and other rights, in a transaction that is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Fund may also be offered an opportunity to invest in certain infrastructure assets in a private transaction on a stand-alone basis alongside other investors (“Stand-Alone Opportunities”, and together with “Co-Investment Opportunities, “Private Infrastructure Opportunities”). Unless and until the Fund receives an exemptive order from the Securities and Exchange Commission to co-invest in negotiated Co-Investment Opportunities (which cannot be assured), the Fund will only invest in Co-Investment Opportunities where the transaction is permitted under existing regulatory guidance, such as transactions in which price is the only negotiated term. Under normal circumstances, the Fund will invest at least 10%, and currently intends to generally invest closer to 25%, of its total assets, measured at the time of investment, in Private Infrastructure Opportunities. As a result of the relatively limited availability of Private Infrastructure Opportunities, the Fund may have a lower percentage of its total assets invested in Private Infrastructure Opportunities during the initial 24 months following inception. In addition, as the Fund disposes of individual Private Infrastructure Opportunities, the Fund will look to redeploy its capital into new Private Infrastructure Opportunities, which may be scarce. As the Fund approaches the end of its 15-year term (see “Term” below), the Fund may refrain from making new Private Infrastructure Opportunities, if necessary, for liquidity purposes, and increase its allocation to public infrastructure investments. During such periods, the Fund may have a lower percentage of its total assets invested in Private Infrastructure Opportunities.

4.	The first sentence of the third paragraph under “Term” states that the amount paid to participating common shareholders upon completion of an Eligible Tender Offer will be based upon the Fund’s net asset value at such time. The third sentence of this paragraph states that, given the nature of certain of the Fund’s investments, the amount actually paid upon completion of an Eligible Tender Offer may be less than the Fund’s net asset value per share on the expiration date of the Eligible Tender Offer. As this disclosure indicates that the Fund contemplates that it may not be able to pay an amount equal to the Fund’s net asset value on the expiration date of the Eligible Tender Offer, please explain to us how the Fund will comply with the requirement to disclose the “type and amount of consideration offered to security holders [emphasis added]”. See Item 1004(a)(1)(ii) of Regulation M-A under the Securities Exchange Act of 1934 (“1934 Act”) and Item 4 of Schedule TO under the 1934 Act. Please also explain to us how the Fund will pay the consideration for the tendered shares “promptly”, as required by Rule 13e-4(f)(5) under the 1934 Act (which requires the issuer making the tender offer to pay the consideration offered promptly after the termination of the tender offer).

Response: The Fund acknowledges the aforementioned requirements, and notes that on page 5, the disclosure provides that “[a]n Eligible Tender Offer would be made, and common shareholders would be notified thereof, in accordance with the Fund’s Declaration of Trust, the 1940 Act, the Securities  Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable tender offer rules thereunder (including Rule 13e-4 and Regulation 14E under the Exchange Act).” The Fund will clarify the disclosure referenced in the Staff’s comment to state that tendering shareholders will receive an amount equal to net asset value for their shares in an Eligible Tender Offer, though given the nature of certain of the Fund’s investments, the Fund’s net asset value may be impacted by the sale of such investments.

3

5.	The first sentence under “Leverage” states that the issuance of debt securities, among other things, represents the leveraging of the Fund’s common shares. Please confirm that the fee table will reflect the issuance costs of debt securities. Alternatively, please disclose that the Fund has no current intent to issue debt securities (i.e., that the Fund will not issue debt securities within one year of the effective date of its registration statement).

Response: The Registrant will add the following language to this section: “The Fund has no current intent to issue debt securities.”

6.	The second sentence of the last paragraph under “Important Note” indicates that a shareholder can inform the fund or the financial intermediary that he or she wishes to continue receiving paper copies of shareholder reports “by following the instructions included with this disclosure”. Please clarify to which instructions this phrase refers.

Response: The Registrant will delete the following language: “by following the instructions included with this disclosure”.

Prospectus Summary — Investment Strategies and Policies (pages 2 - 4)

7.	On page 3, the last two sentences in the bulleted item “Private/Direct Infrastructure Investments” indicate that the Fund may invest up to 25% of its total assets, measured at the time of investment, in Private Infrastructure Opportunities and certain Private Infrastructure Opportunities may be issued by sponsor vehicles structured as funds that would be investment companies but for the provisions of Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Please tell us what types of funds these sponsor vehicles include (e.g., private equity funds, hedge funds). Please explain to us why it is appropriate for the Fund to be able to invest up to 25% of its total assets in Private Infrastructure Opportunities that are not typically available to retail investors. See Concept Release on Harmonization of Securities Offering Exemptions, Investment Company Act Release No. 33512 (June 18, 2019) at pages 186-187. Please also tell us how many funds that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that the Fund would typically invest in and whether there is a minimum number of such funds in which the Fund would invest. We may have more comments after reviewing your response.

Response: As disclosed in the Prospectus, certain Private Infrastructure Opportunities may be issued by sponsor vehicles structured as funds that would be investment companies but for the provisions of Section 3(c)(1) and 3(c)(7) of the 1940 Act (“unregistered funds”). Most, if not all, of such unregistered funds in which the Fund will invest will hold a single investment. These single private infrastructure investments are generally made available to the Fund, and other investors, through an unregistered fund, rather than directly, for administrative and/or tax purposes. Such funds do not have the same characteristics as funds commonly known as “hedge funds” or “private equity funds” (for example, they hold a single asset and, therefore, are not managed like a portfolio of investments and do not employ leverage or alternative or risky investment strategies, and generally do not charge a management or performance fee/carried interest).

4

The Fund does not currently intend to invest in unregistered funds that are “hedge funds” or “private equity funds” as part of its principal investment strategy and will revise the above-referenced disclosure to state that it will limit its investments in unregistered funds that are commonly known as “hedge funds” or “private equity funds” to no more than 15% of its total assets.

8.	On page 3, the third paragraph states that the Fund may use derivative instruments. Please disclose that the Fund will value derivatives based on market value or fair value for purposes of the Fund’s 80% investment policy. See Rule 35d-1(a)(2)(i) under the 1940 Act.

Response: The Registrant will add the following sentence to the above-referenced paragraph: “The Fund will value derivatives based on market value or fair value for purposes of its 80% investment policy.”

Prospectus Summary — Term (pages 4 - 7)

9.	The second sentence on page 5 states that it is anticipated that shareholders who properly tender common shares in the Eligible Tender Offer will receive a purchase price equal to the net asset value per share as of a date following the expiration date of the Eligible Tender Offer and prior to the payment date. Please disclose with greater specificity the date as of which the Fund’s net assets would be valued for purposes of determining the purchase price shareholders will receive in an Eligible Tender Offer.

Response: The date on which the Fund’s net assets would be valued for purposes of determining the purchase price shareholders will receive in an Eligible Tender Offer is dependent on the date of the Eligible Tender Offer, which may occur at some point 15 to 16.5 years from the date of the launch of the Fund, which date cannot be predicted with any further specificity at this time. The Registrant confirms, however, that the valuation date will comply with tender offer rules.

10.	The last full sentence on page 6 states that the Fund may transfer unsold investments to a liquidating trust. Please disclose whether such liquidating trust would continue to be a registered investment company under the 1940 Act. We may have more comments after reviewing your response.

Response: The liquidating trust will be a separate entity from the Fund and, in reliance on Section 7 of the 1940 Act, will not be a registered investment company under the 1940 Act. The Fund will transfer any illiquid portfolio investments that remain unsold on the Termination Date to a liquidating trust and distribute interests in such liquidating trust to common shareholders as part of its final distribution. The sole purpose of the liquidating trust would be to hold illiquid investments of the Fund that were unable to be sold and to dispose of such investments. As such investments are sold over time by the liquidating trust, the liquidating trust would distribute cash to its shareholders.

5

Prospectus Summary — Use of Proceeds (page 7)

11.	This section indicates that the Fund has a transition plan to fully invest the net proceeds of the offering in an initial portfolio of primarily publicly listed investments within one month after the closing of the offering and that the Fund will seek to reinvest a portion of this initial portfolio into Private Infrastructure Opportunities over a period of 24 months after the closing of the offering. In addition, on page 18, the third sentence under “Portfolio Turnover” states that the Fund’s portfolio turnover is expected to be higher during the initial 12-24 months following the closing of the offering as the Fund transitions a portion of its publicly traded securities portfolio to Private Infrastructure Opportunities. Please also disclose the transition plan and expected higher portfolio turnover rate in “Investment Strategies and Policies” in the Prospectus Summary.

Response: The Registrant will revise the second to last paragraph in the section “Investment Strategies and Policies” in the Prospectus Summary to read as follows:

During the period in which the Fund is investing the net proceeds of this offering, the Fund may deviate from its investment policies by investing the net proceeds in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short- term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. The Fund expects to fully invest the net proceeds of the Fund’s initial share offering in a portfolio of primarily publicly listed investments within one month after the closing of this offering. Under current market conditions, the Fund will seek to reinvest a portion of the initial portfolio of publicly listed investments into Private Infrastructure Opportunities over a period of up to 24 months after the closing of this offering. The Fund’s portfolio turnover is expected to be higher during the initial 24 months following the closing of this offering as it transitions a portion of its publicly traded securities portfolio to Private Infrastructure Opportunities.

In addition, within 3 to 5 years prior to the Termination Date, the Fund may cease to make new investments in Private Infrastructure Opportunities, which typically also have a term or life, which may exceed the remaining term of the Fund. During this period, the portion of the Fund’s assets allocated to Private Infrastructure Opportunities will decline over time and the Fund will invest the proceeds in publicly listed investments.

Immediately leading up to the Termination Date, in in connection with the Eligible Tender Offer, the Fund may invest a significant portion of its assets in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high quality, short- term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. Under adverse market or economic conditions, the Fund may invest up to 100% of its total assets in these securities on a temporary basis. To the extent the Fund invests in these securities, the Fund may not achieve its investment objective. See “Investment Objective and Principal Investment Strategies—Investment Policies.”

6

Summary of Fund Expenses (pages 12 - 13)

12.	Footnote 7 describes a contractual agreement to limit Fund expenses. Please confirm that this agreement will be filed as an exhibit to the registration statement.

Response: The Registrant confirms that the contractual expense limitation agreement will be filed as an exhibit to the registration statement in a future pre-effective amendment on Form N-2.

Investment Objective and Principal Investment Strategies — Investment Strategies and Policies (pages 14 - 16)

13.	The last full paragraph on page 15 describes how the Global Equity team selects public infrastructure investments. In the next paragraph, please disclose how the Real Assets team selects Private Infrastructure Opportunities.

Response: The Registrant will revise the referenced paragraph to read as follows:

With respect to the Fund’s private/direct infrastructure investments, ASII’s Real Assets investment team’s process combines its expertise in sourcing, diligencing and monitoring Private Infrastructure Opportunities developed over the past decade. ASI maintains a database of hundreds of industry contacts and tracks a vast number of investment opportunities on an ongoing basis. ASI uses this informational advantage, combined with first hand research, a disciplined due diligence process and its experience and understanding of the infrastructure sector and the related risks, in order to select Private Infrastructure Opportunities that the team believes will help it achieve the Fund’s investment objective. ASII’s Real Assets investment team pursues Private Infrastructure Opportunities as a means of dynamically allocating capital and taking advantage of specific market opportunities. The Adviser believes that these opportunities can generate incremental returns depending on the timing and quality of available opportunities.

Investment Objective and Principal Investment Strategies — Investment Securities — Temporary Investments and Defensive Investments (pages 17 - 18)

14.	The first sentence of the second paragraph of this section states that, under adverse market or economic conditions, the Fund may invest up to 100% of its total assets in these securities. The last sentence of this section states that to the extent that the Fund invests in these securities on a temporary basis or for defensive purposes, it may not achieve its investment objective. Please revise each of these sentences, and the heading of this section, to indicate that defensive investing must be temporary (e.g., “or for temporary defensive purposes”).

7

Response: The Registrant will revise the heading to read: “Temporary Investments” and will revise the second paragraph of this section to read as follows:

Under adverse market or economic conditions, the Fund may invest up to 100% of its total assets in these securities on a temporary basis. In addition, immediately leading up to the Termination Date, in connection with the Eligible Tender Offer, the Fund may invest a significant portion of its assets in these securities. To the extent the Fund invests in these securities, it may not achieve its investment objective. The yield on these securities may be lower than the returns on equity securities or yields on lower rated debt securities.

Risk Factors (pages 19 - 30)

15.	Please revise disclosure of the Fund’s risk factors to distinguish between principal risks and non-principal risks. See Item 8.3.a. of Form N-2.

Response: The Registrant confirms that the risk disclosure provided on pages 19-30 includes all of the risks of investing in the Fund that are principal risks. All non-principal risks are disclosed in the SAI. The Registrant will revise the introduction paragraph to the “Risk Factors” section to make this clear as follows:

Before investing in the Fund’s common shares you should consider carefully the following principal risks of investing in the Fund. The Fund is subject to additional non-principal risks, which are described in the Statement of Additional Information.

The Prospectus further divides the principal risks into two sections: “Investment Risks” and “Operational Risks.”

Risk Factors — Investment Risks — Infrastructure-Related Investment Risk (pages 22 - 24)

16.	On page 23, the first italicized sub-heading is titled “Through-put risk”. Please revise this sub-heading in plain English. See Rule 421 under the Securities Act of 1933 (“1933 Act”).

Response: The Registrant will revise “Through-put risk” so that it is titled “Volume risk”.

Management of the Fund — Portfolio Managers (pages 33 - 34)

17.	The second sentence under the sub-heading “Global Equity Team” states that the “Team” is jointly and primarily responsible for the day-to-day management of the Fund, followed by a list of those members having the most significant responsibility for the day-to-day management of the Fund. As the list includes members of both the Global Equity Team and the Real Assets Team, please clarify who is jointly and primarily responsible for the day-to-day management of the Fund.

8

Response: The Registrant will revise this section to clarify that the Global Equity team is jointly and primarily responsible for the day-to-day management of the Fund’s public infrastructure investments and that the Real Assets team is jointly and primarily responsible for the day-to-day management of the Fund’s private/direct infrastructure investments.

Determination of Net Asset Value (pages 35 - 36)

18.	The last paragraph of this section states that, in the event a security’s market quotations are not readily available or are deemed unreliable, the security is valued at fair value as determined by the Fund’s Pricing Committee, taking into account relevant factors and surrounding circumstances. As a significant portion of the Fund’s portfolio is expected to be invested in Private Infrastructure Opportunities, please provide a more detailed description of how these investments will be, if necessary, fair valued.

Response: The Registrant will expand the “Determination of Net Asset Value” section to describe how the Fund values it private investments in a future pre-effective amendment on Form N-2.

Dividend Reinvestment Plan (pages 38 - 39)

19.	On page 39, the third and fourth sentences state that each participant will pay a per share fee of $0.02 incurred with respect to the Plan Agent’s open market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant and that per share fees include any applicable brokerage charges. On page 39, the first full paragraph also describes a $10 and $0.12 per share charge for sales of shares through the Plan. Please disclose these fees in the Dividend Reinvestment Plan Fees line item in the fee table, to the extent required. See Instruction 4 to Item 3.1 of Form N-2. Also, as the $0.02 per share fee appears to apply to voluntary cash payments, please revise the line item in the fee table to reflect this (e.g., “Dividend Reinvestment and Cash Purchase Plan Fees”). See Item 3.1. of Form N-2.

Response: The Registrant will add the dividend reinvestment and cash purchase plan fees to the fee table as requested.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations — Fundamental Investment Limitations (page 1)

20.	Fundamental investment limitation no. 4 states that the Fund will concentrate its investments in infrastructure-related issuers. The Prospectus (on page 2) indicates that infrastructure assets include a wide variety of sectors (e.g., transportation, utility, communication, energy infrastructure). Please clarify with more specificity the circumstances under which the Fund intends to concentrate in issuers of any one of these sectors included in infrastructure assets. If the Fund intends to retain discretion over whether or not to concentrate in any one of these sectors, please clarify supplementally why the primary economic characteristics of the sectors are not materially different from each other.

9

Response: The Registrant will revise fundamental investment limitation No. 4 as follows:

The Fund may not…purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry.

Management of the Fund — Investment Adviser and Subadviser (pages 30 - 32)

21.	On page 31, the second sentence of the last paragraph states that the subadvisory fee payable to the Subadviser will be paid by the Adviser out of the investment advisory fees it receives from the Fund. Please disclose the percentage amount payable to the Subadviser. See Item 20.1.c. of Form N-2.

Response: The Registrant will disclose in a future pre-effective amendment on Form N-2 the percentage of the advisory fee to be paid by the Adviser to the Subadviser.

GENERAL COMMENTS

22.	We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding directors, financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant notes the Staff’s comment.

23.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Registrant intends to rely on Rule 430A to omit certain information from the prospectus included with the final pre-effective amendment to the Registration Statement and will provide a draft of the final pre-effective amendment to the Registration Statement to the Staff prior to filing.

24.	Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

Response: The distribution terms and arrangements of the Fund’s offering have not yet been finalized. The Registrant confirms that it will obtain FINRA approval prior to the Registrant’s registration statement being declared effective.

10

25.	Please advise us if you have submitted or expect to submit any exemptive applications or no- action requests in connection with your registration statement.

Response: The Registrant has not submitted any exemptive application or no-action requests in connection with the registration statement. The Registrant may decide to do so at a future date after its registration statement has been declared effective and the offering has commenced.

26.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Registrant notes the Staff’s comment. Please see the responses in this letter, as applicable, with respect to comments where the Registrant is not making a change.

* * * * *

If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
US Counsel

cc:	Lucia Sitar, Esq.

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

11